UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

T-Mobile US, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872590104

(CUSIP Number)

Guillaume Maisondieu

Senior Vice President

(Chief Accounting Officer)

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

53113 Bonn, Germany

+49-228-181-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 872590104

1	NAME OF REPORTING PERSON Deutsche Telekom Holding B.V. IRS identification number not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 535,286,077
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 535,286,077
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,286,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872590104

1	NAME OF REPORTING PERSON T-Mobile Global Holding GmbH IRS identification number: 98-0470438
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 535,286,077
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 535,286,077
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,286,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872590104

1	NAME OF REPORTING PERSON T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 535,286,077
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 535,286,077
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,286,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872590104

1	NAME OF REPORTING PERSON Deutsche Telekom AG IRS identification number not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER: 535,286,077
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 535,286,077
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,286,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.8%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

Explanatory Note

The purpose of this Amendment No. 2 (this “Amendment No. 2”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on November 26, 2013 (as amended and supplemented, collectively, this “Schedule 13D”) is to report that as a result of an internal reorganization of Deutsche Telekom’s subsidiaries, the Common Stock previously held directly by Holding has been contributed to and is now held directly by Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheidraies), organized and existing under the laws of the Netherlands. Deutsche Telekom Holding B.V. is a wholly owned direct subsidiary of Holding and an indirect wholly owned subsidiary of Deutsche Telekom. The internal reorganization resulted in no change to the aggregate amount of Common Stock beneficially owned by the Reporting Persons. Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 2.	Identity and Background

The last paragraph of Item 2 is hereby amended and restated as follows:

Pursuant to the internal reorganization described above, this Amendment No. 2 includes the following new Reporting Person: Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheidraies), organized and existing under the laws of the Netherlands (“DT B.V.”). DT B.V.’s business address is Stationsplein 8K, 6221 BT Maastricht, the Netherlands. DT B.V. is a wholly owned direct subsidiary of Holding and an indirect wholly owned subsidiary of Deutsche Telekom. DT B.V.’s principal business purpose is to incorporate, participate and supervise companies belonging to the Deutsche Telekom group and their relevant businesses.

The name, business address, citizenship and present principal occupation or employment of each member of the Board of Management and Supervisory Board of each Reporting Person are set forth on Schedules A-1 through A-4 hereto and are incorporated herein by reference. Unless otherwise specified, each member of the Board of Management and Supervisory Board of each Reporting Person is a citizen of the Federal Republic of Germany. During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person on Schedules A-1 to A-4 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Section (c) of Item 5 is amended and restated as follows:

(c) Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The last paragraph of Item 6 is hereby amended and restated as follows:

On December 31, 2013, as part of an internal reorganization of Deutsche Telekom’s subsidiaries, the Common Stock held by Holding was contributed to DT B.V. in exchange for the issuance of one share of common stock, par value one euro, of DT B.V. to Holding.

Other than as described in this Schedule 13D (including any amendments thereto from time to time), there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description of Exhibit

23	Notary Act relating to the issuance of a share of common stock, par value 1 euro, of DT B.V. to Holding against non-cash contribution

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2014

Deutsche Telekom AG

By:	/s/ Dr. Christian Dorenkamp
	Name:	Dr. Christian Dorenkamp
	Title:	Authorized Representative

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Authorized Representative

T-Mobile Global Zwischenholding GmbH

By:	/s/ Dr. Christian Dorenkamp
	Name:	Dr. Christian Dorenkamp
	Title:	Managing Director

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Managing Director

T-Mobile Global Holding GmbH

By:	/s/ Franco Musone Crispino
	Name:	Franco Musone Crispino
	Title:	Managing Director

By:	/s/ Dr. Uli Kühbacher
	Name:	Dr. Uli Kühbacher
	Title:	Managing Director

Deutsche Telekom Holding B.V.

By:	/s/ Frans Rose
	Name:	Frans Rose
	Title:	Managing Director

By:	/s/ Ton Zijlstra
	Name:	Ton Zijlstra
	Title:	Managing Director

SCHEDULE A-4

Directors and Executive Officers of Deutsche Telekom Holding B.V.

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of Deutsche Telekom Holding B.V. Unless otherwise noted, each of the persons listed below is a citizen of the Netherlands.

Name	Business Address	Present Principal Occupation
Dr. Raphael Kübler	Stationsplein 8K, 6221 BT, Maastricht, the Netherlands	Managing Director
Frans Rose*	Stationsplein 8K, 6221 BT, Maastricht, the Netherlands	Managing Director
Ton Zijlstra*	Stationsplein 8K, 6221 BT, Maastricht, the Netherlands	Managing Director
Roman Zitz	Stationsplein 8K, 6221 BT, Maastricht, the Netherlands	Managing Director
*	Citizen of the Federal Republic of Germany.